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Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual March 31, 2005
ASSETS

Current Assets
Cash and cash equivalents	117.9
Accounts receivable	0.7
Notes receivable to associated companies	978.2
Interest and taxes accrued	35.9
Prepaid expenses and other	27.6
1,160.3

Investments and Other Assets
Investment in consolidated companies	4,308.6
Deferred income taxes	36.8
Other	15.4
4,360.8

Property, Plant and Equipment
Intangible assets	13.6
Less accumulated amortization	12.5
1.1

Total Assets	5,522.2

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	417.0
Accounts payable to associated companies	1.6
418.6

Long-Term Debt	1,698.7

Shareholder's Equity
Common stock	1.9
Additional paid-in capital	2,576.1
Capital Stock Expense	(13.6)
Other comprehensive loss	(31.8)
Treasury stock	(0.4)
Retained earnings	872.7
Total Shareholder's Equity	3,404.9

Total Liabilities and Shareholder's Equity	5,522.2